EASTMAIN

NEWS RELEASE

TSX Symbol: ER
November 19, 2009

Eastmain Mine Property

Anomalous gold detected along 6-km trend

Eastmain Resources Inc. (TSX:ER) announced an update of exploration activities completed at its wholly-owned Eastmain Mine property. The 2009 program consisted of soil sampling, geological mapping and prospecting along the main mine trend and in other areas of high mineral potential. Gold-bearing rock and soil samples indicate the potential for a second VMS gold deposit along the mine trend. Anomalous gold was detected in rock sampling over a six kilometre strike-length, coinciding with this trend, northwest of the Eastmain Gold Deposit as follows:

2009 Rock Sampling

- >5 to 43 g/t Au (7 samples)
- > 1 to 5 g/t Au (20 samples)
- >0.5 to 1 g/t Au (7 samples)
- >0.1 to 0.5 g/t Au (25 samples)

Recent sampling has confirmed a clear spatial association of gold-enriched rock samples within the ultramafic and mafic volcanic flows, which host the Eastmain Mine (see Map1, website). Several grab samples taken within an interpreted northwest-trending, quartz-rich mineralized shear zone, extending from an area approximately one kilometre northwest of the deposit to the region south and west of Julian Lake, returned values ranging from 4.38 g/t gold to 43.6 g/t gold.

2009 soil sampling combined with historic sampling reveals a large number of anomalous gold trends (Map 2, website), some of which reflect the known mineralization of the main mine trend, while others define several cross-cutting shears also known to be gold bearing. Several gold-in-soil anomalies are coincident with untested VTEM conductive zones and magnetic anomalies.

B Horizon Soil Sampling

- >100 to 10,000 ppb Au (27 samples)
- >50 to 100 ppb Au (40 samples)
- >20 to 50 ppb Au (80 samples)
- >12 to 20 ppb Au (49 samples)
- >3 to 12 ppb Au (740 samples)

Geological mapping has identified up to four volcanic cycles, of which three are capped by VMS syngenetic-style copper-gold-silver sulphide mineralization. One of these mineralized horizons contains the Eastmain Gold Mine's "A", "B" and "C" zones. Other horizons directly associated with VTEM and magnetic anomalies, were relatively untested by historical drilling. These high-priority targets contain several zones of elevated gold, silver and copper within mineralized volcanic rocks similar to the main mine trend.

Gold-bearing, cross-cutting structures, referred to as "New Shears", which outcrop in the Julian Lake area, northwest of the "A zone" may constitute a low-grade, bulk tonnage target. Previous sampling indicated gold values to greater than 5 g/t Au, but numerous rusty zones and narrow shears have not yet been drill-tested.

Adjacent to this area, at Michel Lake, mineralized felsic intrusive rocks historically returned gold values in the range of 30 to 68 g/t gold. These rocks are common throughout the area and may represent a second, late-stage mineralizing event.

The Eastmain Gold Deposit is reported to contain 255,750 ounces of gold and 4.1 million pounds of copper, including measured resources of 91,500 tons grading 0.268 ounces/ton gold and indicated resources of 786,600 tons at 0.294 ounces/ton gold (Campbell Resources Inc., 2004 Annual Report). These resources are historical estimates and should not be relied upon. These estimates may not be NI43-101 compliant. Alain Blais was the qualified person for Campbell. A qualified person for Eastmain has not done sufficient work to classify the historical estimates as current mineral resources as defined by NI43-101 (Eastmain 2008 Annual Information Form, www.sedar.com).

The Eastmain Gold Deposit has the potential to be extended through drilling, not only along strike, but also at depth and within adjacent horizons stratigraphically above the main mine trend. The **average grade of 106 historic drill holes**, within the A and B Zones of the Eastmain deposit, is **18.92 g/t gold** or **0.55 ounces per ton gold** (Au), **16.06 g/t silver** (Ag) and **0.24% copper** (Cu) **across 3.96 metres.** Exceptional drill results within the deposit include 46.71 g/t Au (1.36 ounces per ton), 51.47 g/t Ag and 0.29% Cu over 5.09 metres; 53.28 g/t Au (1.56 ounces per ton), 59.20 g/t Ag and 0.20% Cu over 13.2 metres or 43.3 feet; 125.43 g/t Au (3.66 ounces per ton), 13.80 g/t Ag and 0.12% Cu across 3.66 metres and 36.73 g/t Au (1.07 ounces per ton), 18.88 g/t Ag and 0.21% Cu over 9.05 metres (Table1 - website).

Don Robinson, President and CEO of Eastmain states, *"The Eastmain Gold Deposit displays strong geological similarities to the main gold zone previously mined at Detour Lake. The exploration potential of the Eastmain project is excellent, with both high-grade gold and large bulk tonnage targets evident on the property. We look forward to advancing this project with a substantial winter drill program."*

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $17 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property. Eastmain has allocated a budget of $5.0 million for gold exploration in Québec for 2010.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

EASTMAIN

NEWS RELEASE

TSX Symbol: ER
Nov 12, 2009

Eau Claire Drill Assays
Multiple Half-Ounce Vein Intercepts

Eastmain Resources Inc. (TSX:ER) is pleased to announce assay data from continued definition drilling at its Eau Claire Gold Deposit, located in James Bay, Quebec. 46 holes totaling 13,765 metres have been completed to date during this phase of drilling. Holes 205 through 214 intersected **33 gold-bearing** quartz-tourmaline **veins**. Each of these holes intersected gold-enriched veins; nine with high-grade assays. Significant assay highlights for holes 205 through 214 include **multiple vein intersections containing over half an ounce of gold**, adding to an overall increase in the grade and size of the deposit (Table 1).

ER09-208 intersected **12.92 g/t Au over 1.0 metre**, including **25.8 grams per ton** (g/t) gold (Au) or **0.75 ounces per ton** (oz/ton) over 0.5 metres, and 7.07 g/t Au over 1.5 metres, which included a half-metre sample of **18.3 g/t Au** or **0.53 oz/ton**. Up to 7.05 g/t Au over 2.5 metres, including **26.1 g/t Au (0.76 oz/ton)** over a half-metre, was reported in hole ER09-209. A composite sample averaging **9.88 g/t Au along 1.5 metres**, which included **29.10 g/t Au (0.85 oz/ton)** over 0.5 metres, and a half-metre sample assaying **42.1 g/t Au** or **1.23 oz/ton** were reported in ER09-210. Hole ER09-211 intersected a metre-wide vein grading 14.17 g/t Au, which included a half-metre interval of **28.0 g/t Au (0.82 oz/ton)**; **8.59 g/t Au over 2.60 metres** containing **18.95 g/t** or **0.55 oz/ton gold** over a half-metre; and a half-metre interval of **35.0 g/t Au (1.02 oz/ton)** within a metre-wide intersection averaging **27.03 g/t Au.** Hole ER09-212 intersected 8.78 g/t Au over 1.5 metres to include **18.05 g/t Au (0.53 oz/ton)** over 0.5 metres. A half-metre sample interval in ER09-214 assayed **21.6 g/t Au (0.63 oz/ton)** within a metre-wide vein averaging 10.83 g/t Au.

Fine-grained visible gold, common throughout the deposit, was observed in seven of ten drill holes reported herein. Assay data is pending for an additional 29 holes, in which at least 25 vein intersections contain from **one to more than 50 grains of visible gold.** The current program will be completed with another 1,000 metres of drilling this month (Map 1, website).

Over the past 24 months, a total of 35,700 metres (181 HQ drill holes) has been completed to expand the Eau Claire gold resource within the upper 300 metres. The average grade of the Eau Claire deposit is increasing. **Over one-quarter (28%) of all gold intercepts drilled within this period contain over one ounce of gold per ton.** 72% of all gold-enriched vein and schist material intersected within Eau Claire exceed one-half (0.50) ounces per ton of gold over an average thickness of 1.30 metres.

In 152 drill holes, **433 gold-bearing** quartz-tourmaline vein intervals with an **average grade of 12.5 g/t Au (0.37 oz/ton),** at an average thickness of 1.35 metres, have been intersected within the upper one-third of the deposit. 350 vein intervals contain an average grade of **15.3 g/t Au (0.45 oz/ton)**; 250 vein intervals averaged **19.6 g/t Au (0.57 oz/ton)**; 150 vein intervals contain an average of **28.2 g/t Au** or **0.82 oz/ton**; **100 vein intervals** contain **39.7 g/t Au (1.16 oz/ton)** and 50 intersections have an average of **64.2 g/t Au** or **1.88 oz/ton** (Table 2).

Near-term exploration objectives are to define a measured gold resource and expand the upper third of the Eau Claire gold deposit. Upon completion of this phase of drilling approximately **500 gold-bearing vein intersections** will have been added to the previous indicated resource estimate (December 2005).The swarm of veins found north of the previously defined gold resource (T Veins) has the potential to double the size of the deposit.

Previous drilling and recent prospecting have also outlined high-grade, gold-bearing veins east (Boomerang Prospect) and west (850 West Zone) of the Eau Claire gold deposit, which will be drilled during the next phase. Numerous rock and soil anomalies enriched in gold and tellurium identified along the favourable deposit horizon for several kilometres will also be trenched and drilled in 2010.

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $17.1 Million in working capital, no debt and holds an interest in 12 projects within the James Bay District, including the Eleonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $5 million for gold exploration in Quebec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax: (519) 940-4871, e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1. Clearwater Project - Assay Data

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton	Vein ID	Notes
		2009 Eau Claire Assay Results					
ER09-206	223.2	223.7	0.50	1.50	0.04	D	**VG 5, TE**
ER09-207	252.4	252.9	0.50	4.11	0.12	G	**VG 3**
	264.1	265.2	1.10	3.35	0.10	H	**VG 10**
ER09-208	190.1	191.1	1.00	3.56	0.10	C	**VG 10+, TE**
	255.2	256.2	1.00	**12.92**	**0.38**		
incl.	255.2	255.7	0.50	**25.80**	**0.75**	G	**VG 10, TE**
	314.8	316.3	1.50	7.07	0.21		
incl.	314.8	315.3	0.50	**18.30**	**0.53**	P	
ER09-209	221.8	224.3	**2.50**	7.05	**0.21**		
	221.8	222.3	0.50	**26.10**	**0.76**	I	
ER09-210	244.4	245.9	1.50	**9.88**	**0.29**	H	
incl.	244.4	244.9	0.50	**29.10**	**0.85**		**VG 6**
	260.2	261.2	1.00	**21.14**	**0.62**	I	
incl.	260.2	260.7	0.50	**42.10**	**1.23**		
	301.0	312.0	**11.00**	2.56	0.07	R	
ER09-211	202.9	203.4	0.50	5.36	0.16	D	**VG 3**
	299.9	300.9	1.00	**14.17**	**0.41**	R	
incl.	300.4	300.9	0.50	**28.00**	**0.82**		
	313.6	316.2	**2.60**	**8.59**	**0.25**	S	
incl.	315.6	316.2	0.60	**18.95**	**0.55**		
	337.4	338.4	1.00	**27.03**	**0.79**	T	**VG 15**
incl.	337.9	338.4	0.50	**35.00**	**1.02**		
	370.0	373.5	**3.50**	2.66	0.08	T2	
ER09-212	330.0	331.5	1.50	8.78	0.26	S	
incl.	330.5	331.0	0.50	**18.05**	**0.53**		
ER09-212	513.0	514.0	1.00	7.62	0.22	T10	
incl.	513.0	513.5	0.50	**15.05**	**0.44**		**VG**
ER09-214	60.3	61.3	1.00	**10.83**	0.32		
incl.	60.3	60.8	0.50	**21.6**	**0.63**	D	**VG 6**

Table 2. Eau Claire Gold Deposit 2007-2009 Average composite gold grades

Cut off grade		Number of	Length	Average Grade			
Au g/t		Intercepts	m	Au g/t	Au oz/ton		
0.0		433	1.35	**12.5**	**0.37**		
2.1		400	1.35	**13.7**	**0.40**		
2.9		350	1.32	**15.3**	**0.45**		
3.8		300	1.31	**17.3**	**0.51**		
4.8		250	1.34	**19.6**	**0.57**		
6.2		200	1.34	**23.1**	**0.68**		
8.8		150	1.35	**28.2**	**0.82**		
12.2		100	1.23	**39.7**	**1.16**		
20.0		50	1.21	**64.2**	**1.88**		
31.2		25	1.16	**106.3**	**3.11**		
46.0		10	1.16	**210.4**	**6.14**		

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes. Assay samples are taken from HQ core, sawed in half with one half sent to a commercial laboratory and the other half retained for future reference.

Note: Sample length approximates true thickness. VQTL VG = Quartz-tourmaline vein with visible gold. VG5+ = five grains of visible gold were identified in the sample. TE = visible grains of tellurides.

Eastmain Mine Project - Geology Map & Rock Data



Eastmain Mine Property
Rock Assay Data (Gold ppb)
5,000 to 1,000,000
1,000 to 5,000
500 to 1,000
100 to 500
10 to 100
Placer Lake
2000 mN
1000 mN
0 mN
-1000 mN
Michel Lake
Julien Lake
Mine Trend
Eastmain Gold Deposit
A Zone
B Zone
C Zone
Magnetic marker unit
-4000 mE
-3000 mE
-2000 mE
-1000 mE
0 mE
1000 mE
2000 mE
3000 mE
LEGEND
Pyroxenite/Gabbro
Ultramafic Volcanic Flows
Mafic Flows
Mafic (Pillowed) Flows
Diorite/Tonalite/Porphyry
Felsic Volcanic Rocks
Au-Ag-Cu Deposit Surface Projection
VTEM drill target
1 km
Gold Occurrence

November, 2009

Eastmain Resources Inc.

Eastmain Mine Project - Geology Map & Soil Data



Eastmain Mine Property
B Horizon Soil Data (Au ppb)
100 to 10,000
50 to 100
20 to 50
12 to 20
3 to 12
<5 to 3
Placer Lake
Michel Lake
Julien Lake
Mine Trend
A Zone
B Zone
C Zone
2000 mN
1000 mN
0 mN
-1000 mN
Magnetic marker unit
-4000 mE
-3000 mE
-2000 mE
-1000 mE
0 mE
1000 mE
2000 mE
3000 mE
LEGEND
Pyroxenite/Gabbro
Ultramafic Volcanic Flows
Mafic Flows
Mafic (Pillowed) Flows
Diorite/Tonalite/Porphyry
Felsic Volcanic Rocks
Au-Ag-Cu Deposit Surface Projection
VTEM drill target
1 km
Gold Occurrence

November, 2009

Eastmain Resources Inc.